Exhibit 99.1

Ituran Location and Control Ltd. Announces Annual General Meeting’s results

Azour, Israel, December 29, 2010 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that On December 29 2010, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2010 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

The above was approved by 12,080,223 votes (86.8%).4,300 votes (0.03%) opposed and 1,833,115 votes (13.7%) abstained.

(2)
To approve the re-election of the following persons to serve as directors for additional period until third succeeding Annual meeting thereafter: Eyal Sheratzky 10,888,737 votes for (79.58%).1,371,387 votes (10.02%) opposed and 1,421,952 votes (10.39%) abstained, Yohav Kahane 10,206,101 votes for (74.85%).1,371,387 votes (10.06%) opposed and 2,057,890 votes (15.09%) abstained, Amos Kurz 11,084,887 votes for (81.02%).1,175,543 votes (8.59%) opposed and 1,421,783 votes (10.39%) abstained, Yigal Shani 10,382,397 votes for (76.25%).1,176,677 votes (8.64%) opposed and 2,057,684 votes (15.11%) abstained.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 594,000 subscribers distributed globally. Established in 1995, Ituran has over 1,400 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

Info@gkir.com
Ehud Helft
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Kenny Green
GK Investor Relations
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